FILER:

COMPANY DATA:
COMPANY CONFORMED NAME:   BIB.NET CORPORATION
CENTRAL INDEX KEY:
STANDARD INDUSTRAIL CLASSIFICATION: INTERNET-INFORMATION
IRS NUMBER:     58-2493703
STATE OF INCORPORATION:   GA
FISCAL YEAR END:    1231
FILING VALUES:
FORM TYPE:     SC13D
SEC ACT:
SEC FILE NUMBER:    0-27495
FILM NUMBER:    0-27495
BUSINESS ADDRESS:
STREET 1:     3390 Peachtree Rd.
       SUITE 900
CITY:      Atlanta
STATE:     GA
ZIP:      30305
BUSINESS PHONE:    7708140992
MAIL ADDRESS:
STREET 1:     3390 Peachtree Rd.
CITY:      Atlanta
STATE:     GA
ZIP:      30305

           UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.)

                             bib.net Corporation
  ----------------------------------------------------------------------
                              (Name of Issuer)

                                   Common
  ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  088664107
------------------------------------------------------------------------
                                (CUSIP NUMBER)

        Rod D. Sailor, 3390 Peachtree Rd., #900, Atlanta, GA. 30305
                                (770) 814-0992
------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   02/09/2000
------------------------------------------------------------------------
           (date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

   2

CUSIP No. 088664107
- --------------------------------------------------------------------------------
   1  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Rod Sailor, Trustee For
      RTT FAMILY TRUST SSN: 58-6379987
- --------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) ......................................................................

      (b) ......................................................................
- --------------------------------------------------------------------------------

   3  SEC Use Only .............................................................
- --------------------------------------------------------------------------------
                                                   SC
   4  Source of Funds (See Instructions)........................................
- --------------------------------------------------------------------------------

   5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

      2(d) or 2(e)..............................................................
- --------------------------------------------------------------------------------
                                              United States of America
   6  CITIZENSHIP OR PLACE OF ORGANIZATION .....................................

- --------------------------------------------------------------------------------
                                                    10,000,000
                       7   Sole Voting Power....................................
     NUMBER OF        ----------------------------------------------------------
       SHARES                                         n/a
    BENEFICIALLY       8   Shared Voting Power..................................
      OWNED BY        ----------------------------------------------------------
        EACH                                          n/a
     REPORTING         9   Sole Dispositive Power...............................
       PERSON         ----------------------------------------------------------
        WITH                                          n/a
                      10   Shared Dispositive Power.............................
- --------------------------------------------------------------------------------
                                                                     10,000,000
  11  Aggregate Amount Beneficially Owned by Each Reporting Person..............
- --------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)........................................................
- --------------------------------------------------------------------------------
                                                                 89.00%
  13  Percent of Class Represented by Amount in Row (11)........................
- --------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)

                       OO   (all shares held in trust)
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

                                       2

   3

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 09, 2000
- --------------------------------------------------------------------------------
Date

/s/ ROD D. SAILOR, TRUSTEE - RTT FAMILY TRUST
- --------------------------------------------------------------------------------
Signature

- --------------------------------------------------------------------------------
Name/Title   ROD D. SAILOR, TRUSTEE - RTT FAMILY TRUST

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

3

   4

ITEM NO. 1:

     bib.net Corporation
     Common Stock
     3390 Peachtree Rd., Suite 900
     Atlanta, Georgia 30305

ITEM NO. 2:

     (a)  RTT FAMILY TRUST

     (b)  2810 WESLEY PLANTATION DRIVE, DULUTH, GEORGIA 30096

     (c)  PRIVATE TRUST, OCCUPATION, NONE.
          2810 WESLEY PLANTATION DRIVE, DULUTH, GEORGIA 30096

     (d)  No

     (e)  No

     (f)  American

ITEM NO. 3:

     Common shares issued to CEO, Rod Sailor, in pursuant to
     a merger with American Realty Management Services Corp
     on January 11, 1999. Mr. Sailor has placed the 10,000,000
     shares of common stock into a family trust for financial
     planning reasons. Mr. Sailor's spouse, Terry Sailor, and
     daughter, Thera Sailor are beneficiaries of the Trust,
     but have no voting power. Mr. Sailor retains sole voting
     rights of stated stock, and is also a benefactor as well
     as sole grantor of the trust.

     (See paragraph 1 of Exhibit "A" attached hereto).

ITEM NO. 4:

     (a)  See paragraph 5 of Exhibit "A" attached hereto.

     (b)  N/A

     (c)  N/A

     (d)  N/A

     (e)  N/A

     (f)  N/A

     (g)  N/A

     (h)  N/A

     (i)  N/A

ITEM NO. 5

     (a)  10,000,000 Shares of common stock; 89.0% of outstanding securities

     (b)  10,000,000,000 shares

     (c)  None

     (d)  None

     (e)  N/A

ITEM NO. 6

 None.

ITEM NO. 7 Material to Be Filed As Exhibits

RTT FAMILT TRUST

1. Introduction and Recitations. THIS TRUST AGREEMENT is made this
15th day of December, 1998, by and between RODNEY D. SAILOR of 2810 WESLEY
PLANTATION DRIVE, DULUTH, GEORGIA, ('Grantor'), and RODNEY D. SAILOR of
2810 WESLEY PLANTATION DRIVE, DULUTH, GEORGIA, 30096 (Trustee").

W I T N E S S E T H:

2.0 Delivered Property. Grantor herewith deliver to Trustee the sum of ONE HUNDRED and 00/100 DOLLARS ($100.00) in cash, the receipt of which the Trustee hereby acknowledges, to have and to hold for the benefit of the beneficiaries upon the terms and conditions set forth herein.

2.1 Additional Property. Grantor, or any other person, shall have the right, at any time, or from time to time hereafter, to convey, transfer, assign, deliver, or by Will to give, devise and bequeath to the
Trustee additional property, real or personal, to become subject to the provisions of this Trust; provided, however, tha such additional property shall be opf a kind acceptable to the Trustee.  Upon the acceptance thereof by the Trustee, such additional property shall be indentified by a schedule attached hereto and shall become subject to and be held in Trustee under the terms hereof, and shall be managed, controlled, handled, and disposed of by the Trustee, subject to all of the terms, conditions, provisions and limitations herein mentioned, and, upon any termination hereof, shall be transferred in the same manner and to the same persons as provided herein as though it constituted a part of the original Trust assets.

3.0 Powers and Duties of Trustee. In addition to any inherent, implied, or statutory powers granted to trustees generally, the powers set forth in the Georgia Code are incorporated herein by reference and granted to the
Trustee, subject to the restrictions of that same code.  The Trustee shall not be required to make or file an inventory or accounting in any Court, or to give bond, butthe Trustee shall, at least annually, furnish to each current income beneficiary, or if such beneficiaryis a minor, to the parent or guardian of the beneficiary, a statement showing the property then held by the Trustee and the receipts and disbursements made.

3.1 The Trustee shall make all reasonable efforts to carry out the provisions of this Agreement, including the maintenance or defense of any suit; provided, however, the Trustee shall be under noduty to maintain or enter into any litigation unless the Trustee's expenses, including attorney fees and costs, have been advanced or guaranteed in any amount and in a manner reasonably satisfactory to the Trustee.  The Trustee may repay and advances made by the Trustee or reimburse the Trustee for any such fees and costs out of any corpus or income of this Trust.

4.0 Insurance Benefits. If the Grantor should name the Trustee as beneficiary under any insurance policies or contracts of any kind, under which benefits shall be payable to the Trustee, the Trustee may, in his/her discretion, but shall not be obligated to, pay, or cause to be paid from the Trust income or corpus, all premiums, assessments, and other charges necessary to keep said policies and contracts in force.

5.0 Use of Trust Funds. The Trustee shall hold, manage and invest the entire Trust estate in trust for the benefit of the Grantor,
ROD SAILOR, the Grantor's wife, TERRY J. SAILOR and the Grantor's child, THERA F. SAILOR, and any other children born to or adopted by the
Grantor after the execution of this Agreement. The Trustee, in his sole, absolute, and unbridled discretion, shall pay to or expend on behalf of the beneficiaries so much of the income from this Trust And so much of the principle of this Trust as he may, from time to time, deem necessary or advisable, taking into account all other sources of income or support of the beneficiaries of which the Trustee has knowledge. Income not distributed shall be accumulated and added to principle.

 2 (TRUST Exhibit)

5.1 Corpus Division and Distribution. As each beneficiary reaches the age of eighteen (18) years, a prorata share of the principle, determined by dividing the trust corpus by the number of current income beneficiaries, together with any accumulations of income thereon, may be paid over and distributed to the beneficiary, as the Trustee may desire in his sole and unlimited discretion.

5.2 Death of Beneficiary. In the event that any beneficiary should fail to attain the age of (18) years, any property being held for the beneficiary shall be paid over and distributed (i) to the beneficiary's issue of stripes, or in default of such, (ii) to the beneficiary's brothers and sisters and descendants of deceased brothers and sisters, per stripes, or in default of such, (iii) to the heirs of such beneficiary, determined pursuant to the Georgia Code as written on the date of this Trust Agreement; provided, however, that should any such taker be under the age of  eighteen (18) years, the share of such taker shall be held, managed, and distributed as a part of th is Trust until the beneficiary reaches the age of eighteen (18) years.

6.0 Rule Against Perpetuities. Notwithstanding anything herein to the contary, the Trust created hereunder shall terminate not later than twenty-one (21) years after the death of the last beneficiary who is living on the date of the death of the last of the Grantor to die, when the Trustee shall distribute the remaining trust assets hereunder to the beneficiary or beneficiaries of the current income thereof, and if there is more than one beneficiary, in the proportion in which they are beneficiaries, or if no proportion is designated, in equal shares to such beneficiaries.

7.0 Attachment. The provisions of this Trust in favor of all beneficiaries shall not be subject to attachment or be liable to be taken over for his, her or their debts by any legal process whatever;
and if any beneficiary shall attempt to alienate, dispose of, anticipate, encumber, or create a charge upon the principal or income to which he or she is entitled; or if he or she shall become bankrupt or make or attempt to make any assignment for the benefit of creditors; or if the principal or income shall be in any way attached, diverted, seized or sequestered by any legal process, then the Trustee may immediately cease to pay any income or principal to said beneficiary, and may thereafter apply such part or even a whole thereof as the Trustee shall deem wise for the beneficiary's support and maintenance.

8.0 Tax Elections. The Trustee is authorized to make any election permitted by any tax law if the Trustee determines that such election is for the combined best interests of the Trust and its beneficiaries, and shall be authorized to make, or not make, compensating adjustments among the interested parties' shares as the Trustee may reasonably deem equitable under all the circumstances.

9.0 Trustee Appointment. The Trustee shall be RODNEY D. SAILOR of
2810 WESLEY PLANTATION DRIVE, DULUTH, GEORGIA, 30096.  The Grantor and
Trustee covenant and agree that in case the Trustee, or any successor
Trustee, shall die, become incapable of acting, renounce his, her or their trust, or for any reason the Grantor desire to replace the Trustee, then the Grantor may appoint, in writing, one or more Trustees to replace said
Trustee; and upon the giving of written notice to the Trustee(s) then serving and Successor Trustee(s), and upon the Successor Trustee(s)'
written acceptance of this Trust, the Trustee(s) thus appointed shall succeed to all rights, powers and duties of the Trustee and become the
Trustee(s) hereunder.  In the event both Grantor shall die or become incapacitated without naming a Successor Trustee, then RODNEY D. SAILOR shall continue to serve as Successor Trustee in the event the Trustee(s)
then serving shall cease to do so.

9.1 Trustee Resignation. Any individual serving as Trustee may resign as Trustee hereunder by delivering a written resignation to the
Grantor, if either Grantor is living.  Any successor Trustee appointed or serving pursuant to the foregoing provisions shall serve without bond and shall have all the rights and powers given and be subject to all the duties and responsibilities conferred and imposed upon the Trustee hereunder.  No successor Trustee shall have any duty to review the accounts of any predecessor Trustee.

 3 (TRUST Exhibit)

10.0 Power to Revoke. Grantor does not reserve the right to revoke or terminate, but does reserve the right to alter or amend this Trust in whole or in part at any time, and from time to time, by an instrument in writing signed by the Grantor and delivered to the Trustee, except that no such change shall increase the duties or liabilities of the Trustee without the consent of the Trustee or return the property to or for the benefit of the Grantor.  Following receipt by the Trustee of a written instrument altering this Trust, in whole or in part, the Trustee shall have a reasonable time in which to deliver to the Grantor or to the Grantor'
attorneys-in-fact any Trust property subject to the amendment subject to the foregoing limitation.

11.0 Governing Law. This Trust Agreement shall be governed by and construed in accordance with, and the administration of properties held in trust hereunder shall be determined by, the laws of the State of Georgia, without regard to the domicile or residence of the Grantor or any beneficiary or the situs of any property held in trust hereunder.

12.0 Change in Situs of the Trust. Recognizing that the needs and family circumstances of the Trust beneficiaries may change or vary, the
Grantor expressly authorize the Trustee and each successor Trustee to change the situs of this trust for any reason deemed sufficient by the Trustee, including, but no limited to, ease of administration, adverse tax treatment of the trust in its present situs, or convenience for either the Trustee or the beneficiaries.  The actions taken pursuant to the provisions of this article shall be final and binding on all persons interested and shall not be subject to judicial review.

13.0 Headings. Paragraph headings and titles are for convenience only and shall not be construed in any way to govern the terms or conditions of this
Agreement.

14.0 Trustee's Acceptance. The Trustee hereby accepts the Trust created herein.

15.0 Execution. IN WITNESS WHEREOF, the parties have set their hands and seals as of the date and place first above written.

_____________________________________(SEAL)
RODNEY D. SAILOR, Grantor

_____________________________________(SEAL)
RODNEY D. SAILOR, Trustee

State of Georgia
County of Dekalb

I, a Notary Public for said County and State, do hereby certify that
RODNEY D. SAILOR, Grantor, personally appeared before me this day and acknowledged the due execution of the foregoing instrument.  WITNESS my hand and notarial seal, this the 15th day of December, 1998.

My Commission Expires:  12/30/2001

_____________________________
Notary Public, County of Fulton
(Notary Seal)